SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
------------------------------------------------------------------------------

                               SCHEDULE 13D/A*
                  Under the Securities Exchange Act of 1934
                USA Interactive (formerly USA Networks, Inc.)
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                 902984 10 3
                                (CUSIP Number)

Charles Y. Tanabe, Esq.    Pamela S. Seymon, Esq.          George E. Bushnell III, Esq.
Senior Vice President and  Wachtell, Lipton, Rosen & Katz  Vivendi Universal
General Counsel            51 West 52nd Street             800 Third Avenue
Liberty Media Corporation  New York, New York 10019        New York, New York 10022
12300 Liberty Boulevard    (212) 403-1000                  (212) 572-7000
Englewood, CO  80112
(720) 875-5400

          (Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

                              February 27, 2003
           (Date of Event which Requires Filing of this Statement)
-------------------------------------- ---------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------

*       Note: This statement constitutes Amendment No. 13 of the Report on
Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), Vivendi Universal, S.A., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 8 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 23 of a Report on Schedule 13D of
Barry Diller, Amendment No. 13 of a Report on Schedule 13D of Vivendi
Universal Canada Inc. (formerly The Seagram Company Ltd.) and Universal
Studios, Inc., Amendment No. 7 of a Report on Schedule 13D of Vivendi
Universal, S.A., Amendment No. 19 of a Report on Schedule 13D of BDTV INC., Amendment No. 17 of a Report on Schedule 13D of BDTV II INC., Amendment No. 14 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 13 of a Report on Schedule 13D of BDTV IV INC.





                                   1 of 19

CUSIP No._______                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Liberty Media Corporation

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None; see Item 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,995,910 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None; see Item 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    223,995,910 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,995,910

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

     Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. See
     Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   2 of 19

CUSIP No._______                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None; see Item 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,995,910 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None; see Item 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    84,891,949 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,995,910 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

     Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. See
     Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   3 of 19

CUSIP No._______                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Vivendi Universal, S.A.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None; see Item 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,995,910 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None; see Item 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    84,891,949 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,995,910

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

     Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. See
     Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   4 of 19

CUSIP No._______                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Universal Studios, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None; see Item 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,995,910 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None; see Item 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    84,891,949 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,995,910 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

     Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. See
     Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   5 of 19

CUSIP No._______                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Barry Diller

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None; see Item 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,995,910 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None; see Item 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    223,995,910 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,995,910 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

     Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. See
     Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   6 of 19

CUSIP No._______                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BDTV INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None; see Item 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,995,910 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None; see Item 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    223,995,910 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,995,910 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

     Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. See
     Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   7 of 19

CUSIP No._______                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BDTV II INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None; see Item 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,995,910 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None; see Item 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    223,995,910 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,995,910 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

     Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. See
     Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   8 of 19

CUSIP No._______                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BDTV III INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None; see Item 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,995,910 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None; see Item 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    223,995,910 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,995,910 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

     Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. See
     Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   9 of 19

CUSIP No._______                       13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BDTV IV INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None; see Item 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    223,995,910 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None; see Item 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    223,995,910 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     223,995,910 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

     Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. See
     Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   10 of 19

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                          LIBERTY MEDIA CORPORATION,
                                 BARRY DILLER,
                           UNIVERSAL STUDIOS, INC.,
      VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.),
                           VIVENDI UNIVERSAL, S.A.,
                                  BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      and
                                 BDTV IV INC.

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                 in respect of

                 USA INTERACTIVE (formerly USA Networks, Inc.)

     This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Interactive, a Delaware corporation (formerly "USA Networks, Inc.") ("USA" or the "Company"). The Reports on
Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), a Canadian corporation ("VU Canada"), Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"), (iv) Universal and VU Canada on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), (viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D"), and (ix) Vivendi Universal on August 2, 2001 (the "Vivendi Schedule 13D") are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 13 to the Reporting Group
Schedule 13D, Amendment No. 8 to the Liberty Schedule 13D, Amendment No. 23 to the Barry Diller Schedule 13D, Amendment No. 13 to the Universal Schedule 13D, Amendment No. 7 to the Vivendi Schedule 13D, Amendment No. 19 to the BDTV
Schedule 13D, Amendment No. 17 to the BDTV II Schedule 13D, Amendment No. 14 to the BDTV III Schedule 13D and Amendment No. 13 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty Schedule 13D, the Barry Diller
Schedule 13D, the Universal Schedule 13D, the Vivendi Schedule 13D, the BDTV
Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.



ITEM 2.   Identity and Background

     Schedule 1 is incorporated herein by reference and amends and restates
Schedule 1 to the Schedule 13D in its entirety.

ITEM 3.   Source and Amount of Funds or Other Consideration

     The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.   Purpose of the Transaction

     The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

     Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or as previously filed as exhibits to this
Schedule 13D, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this
Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

     Except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of
Item 4.

ITEM 5.   Interest in Securities of the Issuer

     The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

     The information contained in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following information:

     Pursuant to the Equity Warrant Agreement, dated as of May 7, 2002, between the Company and The Bank of New York, as equity warrant agent, the Company issued to an affiliate of Vivendi Universal 60,467,735 Equity Warrants (the "Warrants") each to purchase one share of Common Stock, subject to adjustment, at the following exercise prices: 24,187,094 Warrants ("Tranche A Warrants") at $27.50 per share, 24,187,094 Warrants ("Tranche B Warrants") at $32.50 per share and 12,093,547 Warrants at $37.50 per share (See the description of the Equity Warrant Agreement in the Report on Schedule 13D filed by the Reporting Group on December 21, 2001). The Warrants were assigned by such affiliate of Vivendi Universal to Vivendi Universal on December 30, 2002. Pursuant to the Purchase Agreement, dated as of February 12, 2003 (the "Purchase Agreement"), between Deutsche Bank AG ("Deutsche Bank") and Vivendi Universal, Vivendi Universal sold to Deutsche Bank, on February 18, 2003, 21,000,000 Tranche A Warrants for $8.94 per Tranche A Warrant and 7,000,000 Tranche B Warrants for $7.52 per Tranche B Warrant. In connection with the sale of Warrants to Deutsche Bank, Vivendi Universal granted to Deutsche Bank an option to purchase all or a portion of an additional 3,187,094 Tranche A Warrants and 1,000,000 Tranche B Warrants (the "Additional Warrants") on the same terms. Deutsche Bank exercised the option and on February 27, 2003 Vivendi sold to Deutsche Bank the 4,187,094 Additional Warrants.

     Vivendi Universal understands that in connection with the purchase of the Additional Warrants by Deutsche Bank, certain affiliates of Deutsche Bank issued and offered pursuant to Rule 144A under the Securities Act of 1933, as amended, $87,640,000 aggregate principal amount of Tranche A Floating Rate High Income Premium Exchangeable Notes due 2012 and $32,500,000 aggregate principal amount of Tranche B

                                   12 of 19

Floating Rate High Income Premium Exchangeable Notes due 2012, in each case, exchangeable into shares of Common Stock.

     As a result of the consummation of the sale of Additional Warrants by Vivendi Universal to Deutsche Bank described above, the members of the Reporting Group beneficially own 159,365,914 (assuming the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal) shares of Common Stock and 64,629,996 shares of Class B Common Stock. These shares constitute 31.5% of the outstanding Common Stock and 100% of the outstanding Class B Common Stock. Assuming the conversion of all of the Reporting Group's Class B shares into Common Stock, the Reporting Group would beneficially own 39.2% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.3% of the voting power of the Company. The foregoing beneficial ownership figures exclude shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership. Mr. Diller continues to hold an irrevocable proxy granted by each of Universal and Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Universal, Liberty and their respective affiliates.

     On February 24, 2003, Mr. Diller elected to defer a portion of his 2002 bonus under the Company's 2000 Bonus Stock Purchase Program ("BSPP"), with the deferred amount being used to purchase 26,656 shares of Common Stock, which shares were purchased at a 20% discount to the then current market value of Common Stock as provided in the BSPP. Because the shares of Common Stock purchased pursuant to the BSPP are not issued to Mr. Diller until 2004, such shares are not outstanding or currently beneficially owned by Mr. Diller.

     Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

     The information contained in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM      7. Materials to be Filed as Exhibits

     Not applicable.

                                   13 of 19

                                  SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  March 3, 2003
                                         LIBERTY MEDIA CORPORATION
                                         By:
                                               /s/ Charles Y. Tanabe
                                               --------------------------
                                               Name:  Charles Y. Tanabe
                                               Title: Senior Vice President

                                         BARRY DILLER

                                         /s/ Barry Diller
                                         UNIVERSAL STUDIOS, INC.
                                         By:
                                               /s/ Karen Randall
                                               --------------------------
                                               Name:  Karen Randall
                                               Title: Executive Vice President
                                                      and General Counsel

                                         VIVENDI UNIVERSAL CANADA INC.
                                         By:
                                               /s/ George E. Bushnell III
                                               --------------------------
                                               Name:  George E. Bushnell III
                                               Title: Secretary

                                         VIVENDI UNIVERSAL, S.A.
                                         By:
                                               /s/ George E. Bushnell III
                                               --------------------------
                                               Name:  George E. Bushnell III
                                               Title: Vice President

                                         BDTV INC., BDTV II INC.,
                                         BDTV III INC., BDTV IV INC.
                                         By:
                                               /s/ Barry Diller
                                               --------------------------
                                               Name:  Barry Diller
                                               Title: President

                                   14 of 19

                               INDEX TO EXHIBITS

1.   Written Agreement between TCI and Mr. Diller regarding Joint Filing of
     Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.   Press Release issued by the Company and Mr. Diller, dated August 25,
     1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
     BDTV./*/

17.  Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/


                                   15 of 19

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.  Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39.  Fourth Amended and Restated Joint Filing Agreement between
     Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.  Certificate of Incorporation of BDTV IV INC./*/

                                   16 of 19

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. /*/

43. Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation./*/

44. Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller./*/

45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto./*/

46. Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A./*/

47. Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller./*/

48. Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including the Amendment No. 1 thereto dated as of November 25, 2002)./*/

49. Equity Warrant Agreement, dated as of May 7, 2002, between USA Networks, Inc. and The Bank of New York, as equity warrant agent./*/

50. Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002./*/

51. Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A./*/

52. Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities Inc./*/

/*/ Previously filed.

                                   17 of 19

Schedule 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                  SCHEDULE 1

               DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL AND
       VIVENDI UNIVERSAL CANADA INC. (formerly The Seagram Company Ltd.)

          1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.


Name and Business Address              Principal Occupation or             Citizenship
                                   Employment and Business Address
RON MEYER*                   President and Chief Operating Officer         United States
                             of Universal
KAREN RANDALL*               Executive Vice President and General          United States
                             Counsel of Universal
KENNETH L. KAHRS*            Executive Vice President, Human Resources     United States
                             of Universal
FREDERICK HUNTSBERRY*        Executive Vice President and Chief            United States
                             Financial Officer of Universal
YASUO NAKAMURA*              President, Matsushita Media & Entertainment   Japan
                             Business Development Unit
DIANA SCHULZ*                Senior Vice President of Universal            United States
SUSAN N. FLEISHMAN           Senior Vice President, Corporate              United States
                             Communications and Public Affairs
MARK A. WOOSTER              Senior Vice President of Universal            United States
MAREN CHRISTENSEN            Senior Vice President of Universal            United States
WILLIAM APOSTOLIDES          Vice President of Universal                   United States
Vivendi Universal S.A.
800 Third Avenue
New York, NY 10022
KEVIN CONWAY                 Vice President of Universal                   United States
Vivendi Universal S.A.
800 Third Avenue
New York, NY 10022
H. STEPHEN GORDON            Vice President of Universal                   United States
DAVID H. MEYERS              Vice President and Assistant Controller       United States
                             of Universal
MARC PALOTAY                 Vice President of Universal                   United States
TERRY A. REAGAN              Vice President and Controller of Universal    United States
RICK SMITH                   Vice President, Global Strategic Sourcing     United States
                             of Universal
RONALD F. REED               Treasurer of Universal                        United States
Vivendi Universal S.A.
800 Third Avenue
New York, NY 10022
SHARON S. GARCIA             Secretary of Universal                        United States


                                   18 of 19

          2. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd., effective February 28, 2002). The name of each person who is a director of Vivendi Universal Canada Inc. is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is Vivendi Universal S.A., 800 Third Avenue, New York, New York 10022.


Name and Business Address                  Principal Occupation or             Citizenship
                                       Employment and Business Address
ALAN BELL*                       Partner, Blake, Cassels & Graydon LLP         Canada
Blake, Cassels & Graydon LLP
Commerce Court West
199 Bay Street, Suite 2800
Toronto, Ontario M5L 1A9
GEORGE E. BUSHNELL III*          Vice President, Vivendi Universal             United States
JEAN-FRANCOIS DUBOS*             Executive Vice President and General          France
Vivendi Universal S.A.           Counsel, Vivendi Universal
42, avenue de Freidland
75380 Paris
Cedex 08, FRANCE
JACQUES ESPINASSE*               Senior Executive Vice President and Chief     France
Vivendi Universal S.A.           Financial Officer, Vivendi Universal
42, avenue de Freidland
75380 Paris
Cedex 08, FRANCE
CRAIG THORBURN*                  Partner, Blake Cassels & Graydon, LLP         Canada
Blake, Cassels & Graydon LLP
Commerce Court West
199 Bay Street, Suite 2800
Toronto, Ontario M5L 1A9
FREDERIC CREPIN                  Vice President, Vivendi Universal             France
Vivendi Universal S.A.
42, avenue de Freidland
75380 Paris
Cedex 08, FRANCE
DANIEL J. LOSITO                 Vice President, Vivendi Universal             United States
WILLIAM PODURGIEL                Director Foreign Taxes, Vivendi Universal     United States
PIERRE-HENRY GALAN               Assistant Treasurer, Vivendi Universal        France
Vivendi Universal S.A.
42, avenue de Freidland
75380 Paris
Cedex 08, FRANCE
RONALD REED                      Assistant Treasurer, Vivendi Universal        United States
NICOLE LINDA KELSEY              Assistant Corporate Counsel,                  United States
                                 Vivendi Universal
DEBRA FORD                       Manager, Corporate Transactions,              United States
                                 Vivendi Universal
GRAHAM HENDERSON                 Senior Vice President, Business Affairs and   Canada
2450 Victoria Park Avenue        e-Commerce of Universal Music Group
Toronto, Ontario M2J4A2

                                   19 of 19